# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Palomino Laboratories Inc., CIK 0001938569
CUSIP: 909233108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 313 Bryant Court, Palo Alto, California (CA), 94301
Date of event which requires filing of this statement: 09/29/2025
Filed by CIK 0001568078
Persons authorized to receive notices and communications: Richard Ogawa, C/O 313 Bryant Court, Palo Alto, California (CA), 94301, 704-756-2981

## Reporting persons
- Richard Ogawa (CIK 0001568078): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 1,750,000; shared voting power 0; sole dispositive power 1,750,000; shared dispositive power 0; aggregate amount beneficially owned 1,750,000 (9.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Palomino Laboratories Inc.
Address of issuer's principal executive offices: 313 Bryant Court, Palo Alto, California (CA), 94301

## Item 2. Identity and Background
Name of person filing: Richard Ogawa (the "Reporting Person")
Residence or business address: The business address of the Reporting Person is 313 Bryant Court, Palo Alto, CA 94301
Present principal occupation or employment: The Reporting Person is the Secretary and a director of the Issuer.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
One million five hundred thousand (1,500,000) of the shares of Common Stock to which this Schedule 13D relates were acquired by the Reporting Person in connection with the merger of Palomino Acquisition Co., ("Acquisition Subsidiary"), a wholly-owned subsidiary of Palomino Laboratories Inc. (formerly known as Unite Acquisition 3 Corp., the "Issuer") with and into Rhino Subsidiary Inc. (formerly known as Palomino Laboratories Inc., the "Company"), with the Company remaining and surviving as a wholly-owned subsidiary of the Issuer (the "Merger") pursuant to the Agreement and Plan of Merger and Reorganization, dated as of September 29, 2025 (the "Merger Agreement"), by and among the Issuer, Acquisition Subsidiary and the Company. Pursuant to the terms of the Merger Agreement, each issued and outstanding share of the Company's common stock was converted into and represented the right to receive such number of shares of Common Stock equal to the aggregate number of Company shares of common stock multiplied by the applicable conversion ratio set forth in the Merger Agreement, rounded up to the nearest whole share.

Immediately after the closing of the Merger, and in connection with the closing of a private placement of the Issuer (the "Offering"), a simple agreement for future equity ("SAFE") purchased by the Reporting Person in the Company for total consideration of $150,000.00 prior to the Merger automatically converted into Units (defined below) in the Offering at a purchase price of $1.20 per Unit. Each Unit consists of (i) one share of Common Stock and (ii) one warrant ("Warrant") representing the right to purchase one share of Common Stock, exercisable from the issuance date until one (1) year after commencement of trading on have the Common Stock quoted on any of the OTCQB or OTCQX market of OTC Markets Group Inc., the Nasdaq Stock Market, the New York Stock Exchange or the NYSE American (each, an "Approved Market"). As a result of the SAFE conversion, the Reporting Person holds 125,000 Units, which consists of 125,000 shares of Common Stock and a Warrant that is exercisable for up to 125,000 shares of Common Stock at an exercise price of $1.50 per share.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the Common Stock in connection with the Merger and the Offering. The information contained in Item 3 of this Schedule 13D is incorporated herein by reference. The Reporting Person serves as the Secretary and a director of the Issuer. Accordingly, the Reporting Person may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of this Schedule 13D. Subject to the Lock-Up Agreement described in Item 6 of this Schedule 13D, the Reporting Person may, from time to time, purchase or sell securities of the Issuer as appropriate for his personal circumstances. Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of this Schedule 13D. The Reporting Person reserves the right to formulate plans and/or proposals and to take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 1,750,000, of which 125,000 shares of Common Stock are obtainable upon exercise of the Reporting Person's Warrant. 9.35%
Number of shares as to which each person has sole or shared power to vote or dispose: 1,750,000.
Transactions in the class effected during the past sixty days: There have been no other transactions in the shares of Common Stock effected by the Reporting Person during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported as being beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 is incorporated herein by reference.

Lock-Up Agreement:

In connection with the execution of the Merger Agreement, the Reporting Person, and certain of the other officers and directors of the Issuer following the Merger, entered into a lock-up agreement with the Issuer (the "Lock-Up Agreement") for a term ending three (3) years after the Common Stock begins to trade on an Approved Market, whereby he has agreed to certain restrictions on the sale or disposition (including pledge) of all of the Common Stock issued in the Merger, but not in relation to the conversion of the SAFE agreement, and held by the Reporting Person.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Agreement and Plan of Merger and Reorganization, among the Issuer, Acquisition Subsidiary and the Company, dated September 29, 2025 (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K as filed with the SEC on October 6, 2025).

99.2 Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K as filed with the SEC on October 6, 2025).

99.3 Form of Warrant (incorporated herein by reference to Exhibit 4.1 of the Issuer's Current Report on Form 8-K filed with the SEC on October 6, 2025).

## Signatures
- Richard Ogawa: /s/ Richard Ogawa, Richard Ogawa (10/06/2025)